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                                                                     EXHIBIT 8.2



                [LETTERHEAD OF MILBANK, TWEED, HADLEY & McCLOY]

                          TAX OPINION LETTER FOR MEDUSA

                                                                    May 19, 1998



Medusa Corporation
3008 Monticello Blvd.
Cleveland Heights, Ohio 44118

Dear Medusa Corporation:

                  We have acted as special counsel to Medusa Corporation, an Ohio corporation ("Medusa"), in connection with the merger (the "Merger") of Bedrock Merger Corp. ("Bedrock"), a newly formed, wholly-owned Ohio corporate subsidiary of Southdown, Inc. ("Southdown"), a Louisiana corporation, into Medusa, pursuant to the Agreement and Plan of Merger among Southdown, Bedrock and Medusa dated March 17, 1998 (the "Merger Agreement").

                  You have requested our opinion regarding certain material federal income tax consequences of the Merger. In rendering our opinion, we have examined and relied upon the accuracy and completeness of facts, information, covenants, and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Joint Proxy Statement/Prospectus filed as part of the Registration Statement (the "Proxy Statement/Prospectus"), other than the descriptions of the tax consequences, and other documents we have deemed necessary and appropriate. Capitalized terms used in this opinion and not otherwise defined have the meanings given to them in the Proxy Statement/Prospectus. Our opinion is conditioned on, among other things, the accuracy of the facts, information, covenants and representations set forth in the Officer Certificates required to be delivered by Merger Agreement Sections 6.2(c) and 6.3(c), and their being true on the date of the Merger.

                  In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of those documents. We have also assumed the transactions related to the Merger or contemplated by the Merger Agreement will be

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consummated in accordance with the Merger Agreement and as described in the
Proxy Statement/Prospectus.

                  The opinions set forth here are as of the date of this Letter and are subject in each case to the truth and accuracy as of the date of the Merger of the representations stated here as being relied upon with respect to our opinions as to the Merger. In rendering our opinions, we have considered the applicable provisions of the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, Internal Revenue Service ("IRS") interpretive rulings, and other authorities we consider relevant. We caution that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusions.

The Merger

                  Southdown's wholly-owned subsidiary, Bedrock, will be merged into Medusa, with Medusa surviving the Merger as a wholly-owned Southdown subsidiary. In the Merger, the Medusa shareholders who do not perfect their dissenters' rights will receive 0.88 shares of Southdown Common Stock and associated preferred stock purchase rights in exchange for each Medusa Share owned by them immediately prior to the Merger. Cash will be paid in lieu of any fractional shares of Southdown Common Stock and upon exercise of any appraisal rights. Outstanding options to purchase Medusa Shares will be assumed by Southdown and converted into options to purchase Southdown Common Stock.

                  In rendering our opinion, we have relied upon the following Medusa and Southdown representations:

         1. At the time of the Merger, the fair market value of the Southdown Common Stock and other consideration received by each Medusa shareholder will be approximately equal to the fair market value of the Medusa Shares surrendered in the exchange.

         2. Prior to and in connection with the Merger, Medusa has not redeemed, nor have any of its affiliates purchased, Medusa Shares.

         3. Prior to and in connection with the Merger, Medusa has not issued any extraordinary distributions to any of its shareholders.

         4. Neither Southdown nor any of its affiliates has any plan or intention to reacquire any Southdown stock issued in the Merger.

         5. Neither Southdown nor any of its affiliates now, or at any time during the past five years, owns or has owned any shares of Medusa capital stock.

         6. Following the Merger, Medusa will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross


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                  assets and all of Bedrock's net assets and all of Bedrock's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid to Medusa shareholders who receive cash or other property, amounts used by Medusa to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Medusa will be included as assets of Medusa or Bedrock, respectively, immediately prior to the Merger.(1)

         7. Prior to the Merger, Southdown will own 100 percent of the total combined voting power and 100 percent of the total number of shares of each Bedrock stock class.

         8. Medusa has no plan or intention to issue additional shares of its stock that would result in Southdown owning less than 80 percent of the total combined voting power and 80 percent of the total number of shares of each other Medusa stock class.

         9. Southdown has no plan or intention to liquidate Medusa; to merge Medusa with or into another corporation; to sell or otherwise dispose of the stock of Medusa except for transfers of stock to a member of Southdown's qualified group(2) or to a partnership in which Southdown (or a member of Southdown's qualified group) is a partner and owns at least a one-third interest in the partnership and has active and substantial management functions as a partner in the partnership.

         10. Other than closing down Medusa's Cleveland headquarters, Southdown has no plan or intention to cause Medusa to sell or otherwise dispose of any of its assets except for dispositions to be made in the ordinary course of business or transfers of assets to a member of Southdown's qualified group or to a partnership of which Southdown (or a member of Southdown's qualified group) is a partner and owns at least a one-third interest in the partnership and has active and substantial management functions as a partner in the partnership.

         11. Bedrock will have no material liabilities assumed by Medusa, and will not transfer to Medusa any assets subject to material liabilities, in the Merger.

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(1)      Rev. Proc. 77-37, 1977-2 C.B. 568 (payments to dissenters, redemptions, and distributions other than regular, normal distributions immediately preceding the transfer as part of the plan will be considered assets held immediately prior to the transfer in determining the 70 percent gross asset and 90 percent net asset "substantially all" tests); Boris
         I. Bittker & James S. Eustice, FEDERAL INCOME TAXATION OF CORPORATIONS AND SHAREHOLDERS 12-65 [hereinafter Bittker & Eustice] ("linked" threshold distributions must be considered in calculating the 70 percent gross asset and 90 percent net asset tests).

(2) Treas. Reg. Section 1.368-1(d)(4)(ii) defines a qualified group as including Southdown and all its direct and remote subsidiaries, 80% of the voting stock of which and 80% of all other classes of stock of which are owned by one or more members of Southdown's qualified group.


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         12.      Following the transaction, Medusa will continue its historic business and use a significant portion of its historic business assets.(3)

         13. Other than as provided in the Merger Agreement, Southdown, Bedrock, Medusa and the shareholders of Medusa will pay their respective expenses, if any, incurred in connection with the Merger.

         14. There is no intercorporate indebtedness existing between Southdown and Medusa or between Bedrock and Medusa that was issued, acquired, or will be settled at a discount.

         15. At the time of the Merger, except for the Stock Option Agreements, Medusa will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of Medusa that, if exercised or converted, would affect Southdown's acquisition or retention of at least 80 percent of the total combined voting power and at least 80 percent of the total number of shares of each other Medusa stock class.

         16. No two parties to the Merger are regulated investment companies, real estate investment trusts, or corporations fifty percent or more of the value of whose total assets are stock and securities, and eighty percent or more of the value of whose total assets are assets held for investment. In making the percentage determinations under the preceding sentence, stock and securities in any subsidiary corporation are disregarded and the parent corporation is deemed to own its ratable share of the subsidiary's assets, and a corporation is considered a subsidiary if the parent owns fifty percent or more of the combined voting power of all classes of stock entitled to vote or fifty percent or more of the total value of shares of all classes of stock outstanding.

         17. On the date of the Merger, the fair market value of the Medusa assets will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

         18. Medusa is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court.

         19. The statutory and nonstatutory stock options currently outstanding under Medusa's Stock Option Plan are not actively traded on an established securities market and are not transferable except by will or by the laws of descent or distribution. Similarly, the statutory and nonstatutory stock options for Southdown Common Stock to be received by Medusa option holders will not be actively traded on an established securities market and will not be transferable except by will or by the laws of descent and distribution.

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(3)      Treas. Reg. Section 1.368-1(d)(1998). See generally Bittker & Eustice, supra note 1, at 12-204.


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         20.      The Merger is being undertaken for bona fide business
                  purposes.

Based on the foregoing, it is our opinion that:

         1. The Merger will constitute a reorganization within the meaning of Code Section 368(a)(2)(E) and Code Section 368(a)(1)(A) and Southdown, Bedrock and Medusa will each be a party to the reorganization within the meaning of Code Section 368(b).

         2. No gain or loss will be recognized by Southdown, Bedrock or Medusa as a result of the Merger.

         3. No gain or loss will be recognized by a Medusa shareholder who receives solely shares of Southdown in exchange for Medusa Common Stock. Code Section 354(a)(1). A Medusa Common Shareholder who receives cash in lieu of a Southdown fractional share will recognize gain or loss equal to the difference between the cash received and the tax basis allocated to the fractional share interest.(4) Any gain or loss recognized by a shareholder will constitute capital gain or loss, provided the shareholder's Medusa Common Stock was held as a capital asset on the date of the Merger.

         4. The tax basis of the Southdown Common Stock received by a Medusa shareholder will be the same as the shareholder's tax basis in the Medusa Shares exchanged for it. Code Section 358(a)(1).

         5. The holding period of the Southdown Common Stock received by a Medusa shareholder will include the holding period or periods of the Medusa Shares

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(4)      See Rev. Rul. 66-365, 1966-2 C.B.116 (cash in lieu of fractional shares treated as a distribution in full payment in exchange for the fractional share interest under Code Section 302(a)).


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                  exchanged, provided the Medusa Shares were held as capital assets within the meaning of Code Section 1221 on the Merger Date. Code Section 1223(1).


                  Except as expressly set forth above, we express no opinion to any party as to the consequences, whether federal, state, local or foreign, of the Merger or any transaction related to the Merger or contemplated by the Merger Agreement or the Joint Proxy Statement/Prospectus. We are furnishing this opinion to you in connection with "The Merger and The Merger Agreement - Federal Income Tax Consequences" section of the Proxy Statement/Prospectus, which states Medusa's obligation to effect the Merger is conditioned on the delivery of this opinion. This opinion is not to be used, circulated, quoted or otherwise referred to for any purpose without our express prior written permission. We consent to the references to our Firm under the heading "The Merger and The Merger Agreement - Federal Income Tax Consequences" and "Validity of Shares and Federal Income Tax Consequences." in the Proxy Statement/Prospectus and to the filing of this opinion as Exhibit 8 to the Registration Statement.



                                       Very truly yours,

                                       /s/ MILBANK, TWEED, HADLEY & MCCLOY